McManus, Collura & Richter, P.C.
48 Wall Street
25th Floor
New York, NY 10005

August 29, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Moggle, Inc.
Registration Statement on Form S-1 Amendment No. 2

File No.: 333-152050

Ladies and Gentlemen:

On behalf of Moggle Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying   Amendment No. 2 to the Registration Statement on Form S-1 of the Company originally filed on July 1, 2008 and bearing File No. 333-152050 (the “Original Registration Statement”) , together with exhibits, marked to indicate changes from the Original  Registration Statement.  Amendment No.2 is referred to herein as the Registration Statement Amendment. A courtesy package has been sent out via overnight delivery to Matt Crispino and Maryse Mils-Apenteng.

The Registration Statement Amendment reflects the Company’s responses to comments received from the Staff of the Commission (the “Staff”) in a letter from Maryse Mils-Apenteng dated August 27, 2008 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. Amendment.

The Company has asked us to convey the following as its responses to the Comment Letter:

Registration Statement on Form S-1 Amendment No. 2
File No.: 333-152050

Signatures

1.
We note that the amendment filed August 13, 2008 was signed by your officers and directors on June 30, 2008.  Please ensure that subsequent amendments to this registration statement include signatures that are dated on or near the date of filing.

Response to Comment 1

The signature page included with the Registration Statement Amendment has been dated on or near the date of filing the Registration Statement Amendment.

Exhibit 5.1

2.
While we will accept opinions of counsel on a jurisdiction in which counsel is not admitted to practice, counsel may not imply that it is not qualified to opine on the law of the relevant jurisdiction.  In this regard, please have counsel revise its legality opinion to remove the statement in the third paragraph that it is “not engaged in the practice of law in the State of Delaware.”

Response to Comment 2

 In response to the Staff’s comments the opinion has been revised to remove the requested statement.

3
The legality opinion expresses its opinion as to “the Delaware General Corporation Law.”  Please have counsel confirm to us or revise the legality opinion to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.  Please also ensure that the opinion is dated.

 Response to Comment 3

In response to the Staff’s comments the opinion has been revised to include the requested language and it has been dated.

We have also enclosed a request for acceleration of the effective date of the Registration Statement to September 3, 2008 at 3:00 pm.  It would be greatly appreciated if you could contact the undersigned at (914) 557-6222  (fax (212) 425-3175 to advise as to the Staff’s timetable for reviewing the Registration Statement Amendment. Please also contact the undersigned at the foregoing number if you have any questions concerning the above responses. Thank you.

Very truly yours,
s/Anthony M. Collura
Anthony M. Collura

cc:	Alfredo Villa,
Moggle, Inc.